Exhibit 3

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

WIRELESS RONIN TECHNOLOGIES, INC.

The undersigned officer of Wireless Ronin Technologies, Inc., a corporation organized and existing under the laws of the state of Minnesota (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is Wireless Ronin Technologies, Inc.

SECOND: In accordance with Section 302A.402 of the Minnesota Business Corporation Act, the Board of Directors of the Corporation duly adopted a resolution authorizing the amendment of Article 3 of the Articles of Incorporation, as amended, of the Corporation to reflect a one (1) for five (5) share combination of the Corporation’s outstanding common stock, declaring the advisability of such amendment and directing that such amendment be effected via filing of these Articles of Amendment with the office of the Minnesota Secretary of State.

THIRD: Article 3 of the Corporation’s Articles of Incorporation, as amended, is hereby amended to read in its entirety as follows:

“ARTICLE 3

Authorized Shares: The total authorized shares of all classes which the Corporation shall have authority to issue is 26,666,666 consisting of: 16,666,666 shares of preferred stock of the par value of one cent ($0.01) per share (hereinafter the “preferred shares”); and 10,000,000 shares of common stock of the par value of one cent ($0.01) per share (hereinafter the “common shares”).

3.1 The Board of Directors of the Corporation (hereinafter referred to as the “Board of Directors” or “Board”) may, from time to time, establish by resolution, different classes or series of preferred shares and may fix the rights and preferences of said shares in any class or series. Specifically, preferred shares of the Corporation may be issued from time to time in one or more series, each of which series shall have such designation or title and such number of shares as shall be fixed by resolution of the Board of Directors prior to the issuance thereof. Each such series of preferred shares shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such series of preferred shares as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in the Board.

3.2 Except as provided or required by law, or as provided in the resolution or resolutions of the Board of Directors creating any series of preferred shares, the common shares shall have the exclusive right to vote, on a noncumulative basis, for the election and removal of directors and for all other purposes. Unless otherwise provided by resolution or resolutions of the Board of Directors, each holder of common shares shall be entitled to one vote for each share held.

3.3 The Board of Directors shall have the authority to issue shares of a class or series, shares of which may then be outstanding, to holders of shares of another class or series to effectuate share dividends, splits, or conversion of its outstanding shares.

3.4 The Board of Directors is authorized to accept and reject subscriptions for and to dispose of authorized shares of the Corporation, including the granting of stock options, warrants and other rights to purchase shares, without action by the shareholders and upon such terms and conditions as may be deemed advisable by the Board of Directors in the exercise of its discretion, except as otherwise limited by law.

3.5 The Board of Directors is authorized to issue, sell or otherwise dispose of bonds, debentures, certificates of indebtedness and other securities, including those convertible into shares of stock, without action by the shareholders and for such consideration and upon such terms and conditions as may be deemed advisable by the Board of Directors in the exercise of its discretion, except as otherwise limited by law.”

FOURTH: The combination giving rise to the amendment set forth above concerns a one (1) for five (5) share combination of the outstanding common stock of the Corporation. Pursuant to a resolution of the Board of Directors of the Corporation dated November 29, 2012, every five (5) shares of common stock of the Corporation, par value $0.01 per share, outstanding on December 14, 2012 will be combined and converted into one (1) share of common stock of the Corporation, par value $0.01 per share. The authorized shares of the Corporation after this share combination shall be as set forth in the amendment above. A proportionate adjustment also will be made to the Corporation’s outstanding derivative securities. No fractional shares shall be issued as a result of the foregoing share combination, and any record holder of common shares upon the date of such share combination shall be entitled, upon surrender to the Corporation of certificates representing such fractional interests, to receive a cash payment in an amount equal to the product obtained by multiplying the fractional interest by the closing price of one share of common stock on The NASDAQ Capital Market on December 14, 2012.

FIFTH: These Articles of Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any authorized class or series of the Corporation’s shares and will not result in the percentage of authorized shares of any class or series that remains unissued after the combination approved by these Articles of Amendment exceeding the percentage of authorized shares of that class or series that were unissued before the combination.

SIXTH: These Articles of Amendment to the Corporation’s Articles of Incorporation, as amended, shall be effective at 5:00 P.M. (Eastern Time) on December 14, 2012.

This amendment has been approved pursuant to Minnesota Statutes chapter 302A. I certify that I am authorized to execute this amendment and I further certify that I understand that by signing this amendment, I am subject to the penalties of perjury as set forth in section 609.48 as if I had signed this amendment under oath.

November 29, 2012.

WIRELESS RONIN TECHNOLOGIES, INC.

By:	/s/ Darin P. McAreavey
Name:	Darin P. McAreavey
Title:	Chief Financial Officer